LUSE GORMAN, PC

ATTORNEYS AT LAW

5335 WISCONSIN AVENUE, N.W., SUITE 780

WASHINGTON, D.C. 20015

TELEPHONE (202) 274-2000

FACSIMILE (202) 362-2902

www.LuseLaw.com

WRITER’S DIRECT DIAL NUMBER	WRITER’S E-MAIL
(202) 274-2004	slanter@luselaw.com

May 2, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549-3561

Attn: Ms. Tonya K. Aldave, Staff Attorney

Re:	ECB Bancorp, Inc.

Registration Statement on Form S-1 (File No. 333-263449)

Dear Ms. Aldave:

On behalf of ECB Bancorp, Inc. (the “Registrant”) and in accordance with Rule 101 of Regulation S-T, we are hereby transmitting Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form S-1 (the “Amended Form S-1”). Set forth below are the comments from the Staff’s letter dated April 6, 2022, as well as the Registrant’s responses to those comments. The Amended Form S-1 has been blacklined to reflect changes from the initial filing.

Registration Statement on Form S-1

General

1.

Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of those communications. Please contact Tonya K. Aldave at (202) 551-3601 to discuss how to submit the materials, if any, to us for our review.

We note the staff’s comment. At this time the Registrant does not intend, nor does it expect to authorize anyone on its behalf, to present to potential investors any written communications, as defined in Rule 405 under the Securities Ac, in reliance on Section 5(d) of the Securities Act.

LUSE GORMAN, PC

Ms. Tonya Aldave

Securities and Exchange Commission

May 2, 2022

2.

We note that your forum selection provision identifies a state or federal court located within the State of Maryland as the exclusive forum for certain litigation, including any “derivative action.” Please also describe this provision in the registration statement under “Description of Capital Stock,” at page 154 and disclose whether it applies to actions arising under the Securities Act or Exchange Act.

The disclosure on page 162 of the prospectus has been revised in response to the comment.

Summary, page 1

3.

Refer to page 122. We note your disclosure that all depositors have voting rights in Everett Co-operative Bank as to all matters requiring depositor approval and that upon completion of the conversion depositors will cease to have any voting rights. Please disclose this in the summary section or include a cross-reference to this section.

The disclosure on page 14 of the prospectus has been revised in response to the comment.

4.	Please include a graphical depiction of the organizational structures, both before and after the conversion.

The disclosure on page 2 of the prospectus has been revised in response to the comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Liquidity and Capital Resources, page 66

5.

Please revise to include a detailed discussion of your cash flows from operations, investing, and financing in regards to your liquidity discussion. Also discuss any known trends, known demands, commitments, events or uncertainties that will or are likely to impact your liquidity in a material way.

The disclosure on pages 72 of the prospectus has been revised in response to the comment.

LUSE GORMAN, PC

Ms. Tonya Aldave

Securities and Exchange Commission

May 2, 2022

Properties, page 91

6.	Please disclose the general description and approximate square footage of the properties you own and lease. Refer to Item 102 of Regulation S-K.

The disclosure on page 99 of the prospectus has been revised in response to the comment.

Management of ECB Bancorp

Directors of ECB Bancorp and Everett Co-operative Bank, page 105

7.

We note your disclosure on page 148 that your board of directors will be divided into three classes. Please revise this section to reflect this information. In addition, disclose what directors will serve in each class and the period of time for each class to serve on the board, or advise.

As discussed with the staff, we note that the table on page 113 of the prospectus includes a column that discloses the terms of each director. We additionally note the disclosure in the lead-in paragraph to the table on page 112 discloses the classification of directors terms.

Exhibits

8.

We note that you plan for certain exhibits listed in the exhibit index “to be filed supplementally.” Please confirm you will file these prior to effectiveness or tell us why you are not required to file Exhibits 1.2, 10.3, 10.10 and 99.5 with subsequent preeffective amendments. Please also explain to us what Exhibit 99.4 Marketing Materials is referring to.

We confirm that each of the referenced exhibits which were not filed with the initial filing of the Form S-1 have been included with the Amended Form S-1. The “marketing materials” refer to the cover letters which will accompany the prospectus and the stock order form. None of these exhibits is being filed with confidential treatment requested. Each is being filed as an exhibit to the Form S-1.

*    *     *

LUSE GORMAN, PC

Ms. Tonya Aldave

Securities and Exchange Commission

May 2, 2022

We request that the staff advise the undersigned at slanter@luselaw.com or at (202) 274-2004 as soon as possible if it has any further comments.

Respectfully,

/s/ Steven Lanter

Steven Lanter

cc:	Richard J. O’Neil, Jr., President and Chief Executive Officer

Lawrence M. F. Spaccasi, Esq.